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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
                              (AMENDMENT NO. 2)
                    Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of the
                       Securities Exchange Act of 1934

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                          SPRINGHILL LAKE INVESTORS
                             LIMITED PARTNERSHIP
                          (Name of Subject Company)

                SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                     (Name of Person(s) Filing Statement)

                    UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                    (CUSIP Number of Class of Securities)

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                          RICHARD J. MCCREADY, ESQ.
                SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                     C/O THREE WINTHROP PROPERTIES, INC.
                           ONE INTERNATIONAL PLACE
                         BOSTON, MASSACHUSETTS 02110
                                (617) 330-8600
                (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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   This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated February 1, 1995, as amended (the "Schedule 14D-9"), of Springhill Lake Investors Limited Partnership. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

   On February 27, 1995, a Limited Partner filed a lawsuit against Three Winthrop, NACC and the Purchaser in the United States District Court for the District of Maryland, on its behalf and derivatively on behalf of the Partnership, alleging that Three Winthrop is in violation of Rule 13e-3 and that Three Winthrop has breached its fiduciary duty to the Limited Partners. A hearing has been scheduled for March 7, 1995. On February 27, 1995, Greenbelt made a motion in the United States District Court for the District of Maryland to intervene as plaintiff in the above action. Three Winthrop, NACC and the Purchaser have not yet responded to these lawsuits.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   The following documents are filed herewith:

  EXHIBIT NO.    DOCUMENT
- ---------------  --------
(c)(7)           Complaint for Failure to Disclose under Rule 13e-3 and Breach of Fiduciary Duty in the case styled LER 8, et al. v. Three Winthrop Properties, Inc., et al., Case No. DKC 95-555 (D. Md.).
(c)(8)           Motion of Greenbelt Residential Limited Partnership to Intervene in the case styled LER 8, et al.
                 v. Three Winthrop Properties, Inc., et al., Case No. DKC 95-555 (D. Md.).

                                1

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                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                SPRINGHILL LAKE INVESTORS LIMITED
                                PARTNERSHIP

                                By: Three Winthrop Properties, Inc.
                                    Managing General Partner

                                By: /s/ Philip J. Brannigan, Jr.
                                    ------------------------------
                                    Name: Philip J. Brannigan, Jr.
                                    Title:  Vice President

Date:  March 1, 1995

                                2

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                                EXHIBIT INDEX

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
                                                                                                       PAGE
   EXHIBIT   DESCRIPTION                                                                              NUMBER
- -----------  -------------                                                                        ----------
(c)(7)       Complaint for Failure to Disclose under Rule 13e-3 and Breach of Fiduciary Duty in the case styled LER 8, et al. v. Three Winthrop Properties, Inc., et al., Case No.
             DKC 95-555 (D. Md.). ................................................................
(c)(8)       Motion of Greenbelt Residential Limited Partnership to Intervene in the case styled
             LER 8, et al. v. Three Winthrop Properties, Inc., et al., Case No. DKC 95-555 (D.
             Md.).................................................................................
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